IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for January 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100418
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on January 29, 2003.

CWMBS, INC.

By: /s/ Darren Bigby
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWMBS, INC.

CHL Mortgage Pass-Through Trust 2003-HYB1
Mortgage Pass-Through Certificates, Series 2003-HYB1

CHL Mortgage Pass-Through Trust 2003-HYB1

Computational Materials

Countrywide

$[595,165,000] (Approximate)

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Manager

The attached tables and other statistical analyses (the *"Computational Materials"*) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (*"Countrywide Securities"*) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the initial pool of Mortgage Loans delivered to the Trust on the Closing Date. Additionally, subsequent Mortgage Loans are expected to be delivered to the Trust during the Pre-Funding Period to create a final pool of Mortgage Loans. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet

Date Prepared: December 22, 2002

CHL Mortgage Pass-Through Trust 2003-HYB1
$[595,165,000] (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.)[1]	WAL (Yrs) ("Call"[2][3]/Mat)	Interest Rate Type	Collateral Type	Tranche Type	Expected Ratings Moody's/S&P
1-A-1	525,000,000	2.48 / 3.18	WAC[4]	1 Yr LIBOR/Jumbo	Senior	Aaa/AAA
2-A-1	50,000,000	2.81 / 3.19	WAC[4]	1 Yr LIBOR/Jumbo	Senior	Aaa/AAA
3-A-1	20,165,000	3.05 / 3.20	WAC[4]	1 Yr Mixed/Jumbo	Senior	Aaa/AAA
1-X	[5]	N/A	Variable[6][7]	Mixed	Senior	Aaa/AAA
M	Not Offered		WAC[8]	Mixed	Mezzanine	Aa2/AA
B-1	Not Offered		WAC[8]	Mixed	Subordinate	A2/A
B-2	Not Offered		WAC[8]	Mixed	Subordinate	Baa2/BBB
B-3	Privately		WAC[8]	Mixed	Subordinate	Ba2/BB
B-4	Placed		WAC[8]	Mixed	Subordinate	B2/B
B-5	Certificates		WAC[8]	Mixed	Subordinate	NR/NR

Total: $[595,165,000][9]

(1) *The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of five, seven or ten years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. It is expected that the aggregate principal balance of the Subordinate Certificates will provide between 2.75% and 4.75% subordination to the Senior Certificates as of the Cut-off Date.*

(2) *The WAL to "the Call" on the Class 1-A-1, Class 2-A-1, Class 3-A-1 Certificates are shown to the related Wavg Roll Date at a pricing speed of 25% CPR.*

(3) *All Classes of Certificates are subject to a 10% optional termination as described herein.*

(4) *The Certificate Interest Rate for the Class 1-A-1, Class 2-A-1 and Class3-A-1 Certificates will be equal to the Net WAC (as defined herein) of the Group I, Group II and Group III, respectively.*

(5) *The notional balance of the Class 1-X Certificates is equal to the sum of the unpaid principal balances of the Mortgage Loans in each Loan Group and any related Pre-Funded Amount, until the Wavg Roll Date for such Loan Group. After each related Wavg Roll Date, the notional balance of the Class 1-X Certificates related to such Loan Group will equal zero.*

(6) *The Certificate Interest Rate for the Class 1-X Certificates in any period will be a rate equal to the weighted average of the Contributing Rate for each Loan Group, weighted on the basis of the balance of the Mortgage Loans in each such Loan Group plus any amounts in the Pre-Funding Account related to such Loan Group.*

(7) *The Class 1-X Certificates will receive interest payments related to the (a) Group I, (b) Group II and (c) Group III Mortgage Loans only up to and including the Wavg Roll Date for each such Loan Group.*

(8) *The Certificate Interest Rate for the Subordinate Certificates will be equal to the Net WAC of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate components).*

(9) *Does not include the Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 Certificate balances and Interest Only Certificates' notional balance.*

Depositor:	CWMBS, Inc.
Seller:	Countrywide Home Loans, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP
Primary Servicers:	It is expected that the Mortgage Loans will be serviced primarily by Countrywide Home Loans Servicing LP and National City Mortgage Co., which will directly service approximately [57.00]% and [43.00]%, respectively, of the principal balances of the Mortgage Loans, as of the initial Cut-off Date.
Lead Underwriter:	Countrywide Securities Corporation.
Trustee:	The Bank of New York.
Rating Agencies:	Moody's and Standard & Poor's are expected to provide ratings on the Class 1-A-1, Class 2-A-1, Class 3-A-1, Class 1-X, Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Sample Pool Calculation Date:	All references herein to principal balances as of such date includes the application of scheduled payments due on or before January 1, 2003, which payments were applied to the actual balances of the Mortgage Loans as of various recent dates.
Cut-off Date:	January 1, 2003.
Closing Date:	On or about January 30, 2003.
Pricing Date:	On or about December [20], 2002.
Settlement Date:	On or about January [30], 2003.
Primary Servicer Remittance Date:	The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2003.
Distribution Date:	The business day immediately following the Primary Servicer Remittance Date, commencing in February 2003.
Certificates:	The ***"Senior Certificates"*** will consist of (i) the Class 1-A-1 Certificates (the ***"Group I Certificates"***), (ii) the Class 2-A-1 Certificates (the ***"Group II Certificates"***), (iii) the Class 3-A-1 Certificates (the ***"Group III Certificates"***) and (iv) the Class 1-X Certificates (the ***"Interest Only Certificates"***). The ***"Subordinate Certificates"*** will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the ***"Certificates."*** Only the Group I Certificates, Group II Certificates, Group III Certificates and the Class M, Class B-1 and Class B-2 Certificates (collectively, the ***"Offered Certificates"***) are being offered publicly.

Generally, each Group of Senior Certificates (other than the Interest Only Certificates) will receive principal and interest from the related Loan Group. The Class 1-X Certificates will receive interest from the Mortgage Loans in each Loan Group. The Subordinate Certificates may receive principal and interest from any Loan Group.

Registration: The Offered Certificates will be made available in book-entry form through DTC.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, subject to certain restrictions set forth in the transaction documents, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance as of the initial Cut-off Date of the Mortgage Loans included in the pool on the Closing Date and (b) the Pre-Funded Amount deposited to the Pre-Funding Account on the Closing Date.

Mortgage Loans: The aggregate principal balance of the Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $503,585,251, and (ii) as of the end of the Pre-Funding Period is expected to be $618,352,804 plus or minus ten percent (10%). All the Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the ***"Sample Pool"***) having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the trust on the Closing Date or during the Funding Period. It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and during the Funding Period and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. See the attached Collateral Tables attached hereto as Appendix A.

With respect to each Loan Group, the final pool of Mortgage Loans will be different from the Sample Pool, although the characteristics of such final pool are not expected to differ materially from those of the Sample Pool.

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $442,601,663, and (ii) as of the end of the Funding Period is expected to be $545,454,545, plus or minus ten percent (10%). The Group I Mortgage Loans will have interest rates which have an initial fixed rate period of five years and thereafter adjust annually based on the one-year LIBOR index.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $40,033,382, and (ii) as of the end of the Funding Period is expected to be $51,948,052, plus or minus ten percent (10%). The Group II Mortgage Loans will have interest rates which have an initial fixed rate period of seven years and thereafter adjust annually based on the one-year LIBOR index.

Group III Mortgage Loans: The aggregate principal balance of the Group III Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $20,950,206, and (ii) as of the end of the Funding Period is expected to be $20,950,206, plus or minus ten percent (10%). The Group III Mortgage Loans will have interest rates which have an initial fixed rate period of ten years and thereafter adjust annually based on the one-year LIBOR or one-year CMT index

Pre-Funded Amount: A deposit of no more than approximately $154,588,200 (the "***Pre-Funded Amount***") will be made to a pre-funding account (the "***Pre-Funding Account***") on the Closing Date. From the Closing Date through and including April 21, 2003 (the "***Funding Period***"), (i) not more than approximately $135,867,750 of the Pre-Funded Amount is expected to be used to purchase subsequent Group I Mortgage Loans (the "***Subsequent Group I Mortgage Loans***"), (ii) not more than approximately $12,289,257 of the Pre-Funded Amount will be used to purchase subsequent Group II Mortgage Loans (the "***Subsequent Group II Mortgage Loans***") and (iii) not more than approximately $6,431,194 of the Pre-Funded Amount will be used to purchase subsequent Group III Mortgage Loans (the "***Subsequent Group III Mortgage Loans***"). The Pre-Funded Amount will be used to purchase the Subsequent Group I, Group II and Group III Mortgage Loans (the "***Subsequent Mortgage Loans***") having similar characteristics as the Mortgage Loans in the applicable Loan Group as of the Sample Pool Calculation Date. Any portion of the Pre-Funded Amount related to a loan group remaining on the last day of the Funding Period will be distributed as principal on the Offered Certificates related to such loan group on the immediately following Distribution Date.

Wavg Roll Date: The "***Wavg Roll Date***" for the Group I, Group II and Group III Mortgage Loans (collectively, the "Mortgage Loans") is the Distribution Date in November 2007, October 2009 and September 2012, respectively.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Expense Fee Rate: The "***Expense Fee Rate***" is comprised of primary servicing fees, master servicing fees, lender paid mortgage insurance premiums and the trustee fees, each as applicable. The Expense Fee Rate will be equal to approximately (a) with respect to a Mortgage Loan in a Loan Group and the period prior to the initial interest rate adjustment for that Mortgage Loan, 0.282%, 0.281%, and 0.259%, and (b) thereafter, 0.358%, 0.406% and 0.384%, in each case, with respect to the Group I, II and III Mortgage Loans, respectively.

Contributing Rate:	The ***"Contributing Rate"*** for any period prior to the related Wavg Roll Date is equal to approximately 1.1850%, 1.2850% and 1.1980% for the Group I, Group II and Group III Mortgage Loans, respectively. After the related Wavg Roll Date, the Contributing Rate for such Loan Group will be zero.
Net WAC:	The ***"Net WAC,"*** with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans less (a) the weighted average Expense Fee Rate for such Loan Group and (b) the Contributing Rate for such Loan Group.
Accrued Interest:	The price to be paid for the Offered Certificates by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not including, the Settlement Date. Investors settling Offered Certificates on alternate dates may pay more or less accrued interest, as applicable.
Interest Accrual Period:	The interest accrual period with respect to all the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Credit Enhancement:	Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval. The structuring assumptions contained herein assume 3.75% subordination below the Senior Certificates as of the Cut-off Date. Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates. Credit enhancement for the Class M Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates. Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, and Class B-5 Certificates. Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Certificates. Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4 and Class B-5 Certificates. Credit enhancement for the Class B-4 Certificates will consist of the subordination of the Class B-5 Certificates.
Shifting Interest:	Until the first Distribution Date occurring after January 2013, the Subordinate Certificates will be locked out from receipt of any principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance and cross-collateralization triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments from each Loan Group. The prepayment percentages on the Subordinate Certificates, per Loan Group, are as follows:

February 2003 – January 2013	0% Pro Rata Share
February 2013 – January 2014	30% Pro Rata Share
February 2014 – January 2015	40% Pro Rata Share
February 2015 – January 2016	60% Pro Rata Share
February 2016 – January 2017	80% Pro Rata Share
February 2017 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided to the Senior Certificates by the Subordinate Certificates doubles (from the initial credit enhancement percentage), all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the initial Cut-off Date (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement), the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments) until the third anniversary of the initial Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (i.e., the then current aggregate principal balance of the Group I, Group II and Group III Certificates, as applicable, divided by the aggregate principal balance of the mortgage loans in the related Loan Group) exceeds the applicable initial senior percentage (i.e., the aggregate principal balance of the Group I, Group II and Group III Certificates, as applicable, as of the Closing Date, divided by the sum of the aggregate principal balance of the mortgage loans in the related Loan Group as of the initial Cut-off Date and the related Pre-Funded Amount), the related Senior Certificates will receive all unscheduled prepayments from the related Loan Group, regardless of any prepayment percentages.

Allocation of Losses:

Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero.

Excess losses from a Loan Group (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the related Senior Certificates and (b) the related portion of the Subordinate Certificates.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, from the related Loan Group (or, with respect to Class 1-X Certificates, from all of the Loan Groups), accrued and unpaid interest at the related Certificate Interest Rate;
2) Concurrently:
   (a) to the Group I Certificates, principal from the related Loan Group*;
   (b) to the Group II Certificates, principal from the related Loan Group*;
   (c) to the Group III Certificates, principal from the related Loan Group*;
3) To the Class M Certificates, accrued and unpaid interest at the related Certificate Interest Rate;
4) To the Class M Certificates, principal;

5) To the Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;
7) To the Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;
9) To the Class B3, Class B4 and Class B5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) Residual Certificate, any remaining amount.

* *Under certain delinquency and loss scenarios (as described in the prospectus supplement), principal from an unrelated Loan Group is used to pay the Senior Certificates related to another Loan Group.*

[Yield Tables and Collateral Tables to Follow]

Yield Tables

Class 1-A-1 to Wavg Roll Date

Coupon	4.022%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-00	4.01	3.99	3.99	3.97	3.94	3.91	3.87
WAL (yr)	4.63	3.61	3.18	2.48	1.92	1.49	1.16
MDUR (yr)	4.14	3.25	2.88	2.26	1.78	1.39	1.09
First Prin Pay	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03
Last Prin Pay	Nov-07	Nov-07	Nov-07	Nov-07	Nov-07	Nov-07	Nov-07

Class 1-A-1 to Maturity

Coupon	4.022%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-00	3.69	3.80	3.84	3.89	3.91	3.90	3.87
WAL (yr)	17.95	7.24	5.24	3.18	2.16	1.57	1.18
MDUR (yr)	12.12	5.65	4.29	2.77	1.95	1.45	1.11
First Prin Pay	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03
Last Prin Pay	Nov-32	Nov-32	Nov-32	Nov-32	Nov-32	Nov-32	Nov-32

Class 2-A-1 to Wavg Roll Date

Coupon	4.399%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-00	4.40	4.38	4.37	4.35	4.32	4.29	4.24
WAL (yr)	6.39	4.54	3.86	2.81	2.07	1.55	1.18
MDUR (yr)	5.43	3.94	3.37	2.50	1.88	1.43	1.10
First Prin Pay	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03
Last Prin Pay	Oct-09	Oct-09	Oct-09	Oct-09	Oct-09	Oct-09	Oct-09

Class 2-A-1 to Maturity

Coupon	4.399%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-00	3.92	4.13	4.20	4.28	4.29	4.28	4.24
WAL (yr)	18.19	7.31	5.28	3.19	2.17	1.57	1.18
MDUR (yr)	11.86	5.55	4.23	2.74	1.94	1.44	1.10
First Prin Pay	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03
Last Prin Pay	Oct-32	Oct-32	Oct-32	Oct-32	Oct-32	Oct-32	Oct-32

Class 3-A-1 to Wavg Roll Date

Coupon	4.623%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-00	4.63	4.61	4.60	4.58	4.55	4.51	4.46
WAL (yr)	8.92	5.59	4.51	3.05	2.15	1.57	1.18
MDUR (yr)	7.09	4.61	3.79	2.65	1.92	1.44	1.10
First Prin Pay	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03
Last Prin Pay	Sep-12	Sep-12	Sep-12	Sep-12	Sep-12	Sep-12	Sep-12

Class 3-A-1 to Maturity

Coupon	4.623%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-00	4.22	4.44	4.50	4.55	4.54	4.51	4.46
WAL (yr)	18.37	7.36	5.30	3.20	2.17	1.57	1.18
MDUR (yr)	11.59	5.49	4.19	2.73	1.93	1.44	1.10
First Prin Pay	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03	Feb-03
Last Prin Pay	Sep-32	Sep-32	Sep-32	Sep-32	Sep-32	Sep-32	Sep-32

[Collateral Tables to Follow]

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

Countrywide Mortgage Pass-Through Trust 2003-HYB1

Aggregate Collateral

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,228	
Total Outstanding Balance		$503,585,251	
Average Loan Balance		$410,086	$9,531 to $1,944,147
WA Mortgage Rate		5.527%	4.125% to 7.500%
Net WAC		5.246%	3.846% to 7.241%
ARM Characteristics			
WA Gross Margin		2.296%	2.250% to 3.625%
WA Months to First Roll		62	53 to 118
WA First Periodic Cap		4.938%	2.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.250%
WA Lifetime Cap		10.550%	9.125% to 13.250%
WA Lifetime Floor		2.296%	2.250% to 3.625%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		358	178 to 359
WA Age (months)		2	1 to 13
WA LTV		69.21%	14.00% to 95.00%
WA FICO		731	
WA DTI%		30.26%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.74%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	59.09%	SFR	62.14%	FULL	66.09%	RNC	56.60%	OO	93.33%	0	99.26%
CO	4.45%	PUD	27.01%	Unknown	22.28%	PUR	28.65%	2H	5.88%	60	0.74%
IL	4.14%	CND	9.31%	REDUCE	9.67%	RCO	14.75%	INV	0.79%		
VA	3.29%	2-4U	1.09%	STREAM	0.88%						
TX	3.19%	CNDP	0.46%	NO RATI	0.62%						

Aggregate Collateral

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 LIB12M NAT CITY	518	$216,561,930	43.00
5/1 LIB12M CHL	566	$226,039,733	44.89
7/1 LIB12M CHL	98	$40,033,382	7.95
10/1 LIB12M CHL	37	$16,754,639	3.33
10/1 CMT1Y CHL	9	$4,195,567	0.83
	1228	$503,585,251	100.00

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	1	$9,531	0.00
$ 50,000.01 to $ 100,000	12	$1,040,613	0.21
$ 100,000.01 to $ 150,000	54	$6,997,142	1.39
$ 150,000.01 to $ 200,000	62	$10,772,375	2.14
$ 200,000.01 to $ 250,000	43	$9,592,453	1.90
$ 250,000.01 to $ 300,000	62	$17,203,628	3.42
$ 300,000.01 to $ 350,000	178	$58,780,396	11.67
$ 350,000.01 to $ 400,000	228	$86,090,455	17.10
$ 400,000.01 to $ 450,000	178	$75,514,907	15.00
$ 450,000.01 to $ 500,000	124	$59,258,474	11.77
$ 500,000.01 to $ 550,000	89	$46,696,432	9.27
$ 550,000.01 to $ 600,000	68	$39,326,826	7.81
$ 600,000.01 to $ 650,000	82	$52,089,948	10.34
$ 650,000.01 to $ 700,000	6	$4,002,444	0.79
$ 700,000.01 to $ 750,000	8	$5,832,430	1.16
$ 750,000.01 to $1,000,000	31	$27,371,385	5.44
$1,000,000.01 to $1,500,000	1	$1,061,665	0.21
$1,500,000.01 to $2,000,000	1	$1,944,147	0.39
	1228	$503,585,251	100.00

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.125	1	$417,319	0.08
4.250	2	$796,785	0.16
4.500	3	$977,524	0.19
4.625	2	$704,877	0.14
4.750	13	$5,598,390	1.11
4.875	28	$11,418,310	2.27
5.000	60	$25,416,895	5.05
5.125	79	$31,482,248	6.25
5.250	181	$78,274,525	15.54
5.375	209	$83,994,386	16.68
5.500	175	$75,349,565	14.96
5.625	102	$43,786,174	8.69

Aggregate Collateral

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.750	95	$39,227,568	7.79
5.875	95	$37,415,574	7.43
6.000	57	$24,806,329	4.93
6.125	24	$10,153,032	2.02
6.250	24	$8,377,992	1.66
6.375	18	$6,469,513	1.28
6.500	24	$8,284,176	1.65
6.625	12	$3,922,550	0.78
6.750	6	$1,584,855	0.31
6.875	7	$2,070,425	0.41
7.000	5	$897,118	0.18
7.250	5	$1,997,689	0.40
7.500	1	$181,430	0.03
	1228	$503,585,251	100.00

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
121 - 180	1	$436,802	0.09
181 - 240	1	$320,272	0.06
301 - 360	1226	$502,828,177	99.85
	1228	$503,585,251	100.00

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	123	$53,396,349	10.60
50.01 - 55.00	53	$24,535,869	4.87
55.01 - 60.00	82	$35,071,509	6.96
60.01 - 65.00	84	$39,027,848	7.75
65.01 - 70.00	156	$70,036,494	13.91
70.01 - 75.00	166	$69,810,262	13.86
75.01 - 80.00	474	$189,267,185	37.58
80.01 - 85.00	5	$1,570,647	0.31
85.01 - 90.00	34	$9,199,689	1.83
90.01 - 95.00	51	$11,669,400	2.32
	1228	$503,585,251	100.00

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	2	$609,879	0.12
AZ	40	$15,801,685	3.14

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate Collateral

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	677	$297,561,343	59.09
CO	59	$22,425,271	4.45
CT	8	$2,861,647	0.57
DE	1	$149,655	0.03
DC	9	$3,963,030	0.79
FL	28	$7,903,939	1.57
GA	22	$7,541,112	1.50
HI	7	$3,260,124	0.65
IL	50	$20,829,005	4.14
IN	3	$1,001,701	0.20
IA	2	$520,869	0.10
KS	5	$1,234,148	0.25
KY	3	$937,522	0.19
ME	2	$543,169	0.11
MD	35	$14,203,270	2.82
MA	22	$8,676,277	1.72
MI	17	$6,602,938	1.31
MN	7	$2,415,074	0.48
MO	6	$2,763,506	0.55
MT	2	$687,352	0.14
NV	21	$6,356,707	1.26
NH	2	$872,922	0.17
NJ	9	$3,708,791	0.74
NM	1	$444,000	0.09
NY	7	$2,779,079	0.55
NC	15	$4,656,675	0.92
OH	25	$9,996,250	1.99
OK	1	$332,241	0.07
OR	7	$1,871,240	0.37
PA	2	$459,440	0.09
SC	6	$2,370,313	0.47
TN	1	$330,203	0.07
TX	42	$16,044,414	3.19
UT	8	$2,304,942	0.46
VT	3	$1,547,234	0.31
VA	40	$16,569,423	3.29
WA	27	$9,492,888	1.89
WI	4	$955,974	0.19
	1228	$503,585,251	100.00

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Greater than 820	1	$400,000	0.08
801 - 820	15	$6,259,421	1.24
781 - 800	97	$37,697,403	7.49
761 - 780	233	$96,113,090	19.09

Aggregate Collateral

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
741 - 760	224	$90,867,554	18.04
721 - 740	198	$80,873,881	16.06
701 - 720	197	$77,231,793	15.34
681 - 700	124	$54,286,026	10.78
661 - 680	78	$33,973,763	6.75
641 - 660	39	$15,287,541	3.04
621 - 640	24	$10,594,778	2.10
	1228	$503,585,251	100.00

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	748	$312,909,894	62.14
PUD	322	$136,019,589	27.01
CND	141	$46,899,270	9.31
2-4U	12	$5,464,181	1.09
CNDP	7	$2,292,317	0.46
	1228	$503,585,251	100.00

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
RNC	661	$285,024,047	56.60
PUR	381	$144,279,949	28.65
RCO	186	$74,281,256	14.75
	1228	$503,585,251	100.00

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	1132	$470,001,656	93.33
2H	84	$29,624,176	5.88
INV	12	$3,959,420	0.79
	1228	$503,585,251	100.00

Collateral Grouped by Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	771	$332,807,894	66.09
Unknown	312	$112,185,978	22.28
REDUCED	115	$48,686,770	9.67

Aggregate Collateral

Collateral Grouped by Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
STREAMLINE	11	$4,443,094	0.88
NO RATIO	10	$3,109,555	0.62
NINA	9	$2,351,961	0.47
	1228	$503,585,251	100.00

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	1201	$497,296,420	98.75
3.001 - 4.000	27	$6,288,831	1.25
	1228	$503,585,251	100.00

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
06/07	1	$425,112	0.08
07/07	5	$2,038,068	0.40
08/07	11	$4,761,271	0.95
09/07	20	$8,942,938	1.78
10/07	109	$44,876,883	8.91
11/07	734	$300,970,187	59.77
12/07	204	$80,587,204	16.00
06/09	1	$386,913	0.08
07/09	3	$993,369	0.20
08/09	26	$11,605,035	2.30
09/09	4	$1,429,798	0.28
10/09	4	$1,632,572	0.32
11/09	29	$11,930,872	2.37
12/09	31	$12,054,823	2.39
12/11	1	$543,090	0.11
01/12	1	$419,934	0.08
08/12	3	$1,491,485	0.30
09/12	29	$13,600,319	2.70
10/12	11	$4,702,378	0.93
11/12	1	$193,000	0.04
	1228	$503,585,251	100.00

Aggregate Collateral

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
50 - 55	17	$7,224,452	1.43
56 - 61	1067	$435,377,212	86.46
74 - 79	30	$12,985,317	2.58
80 - 85	68	$27,048,064	5.37
Greater than 85	46	$20,950,206	4.16
	1228	$503,585,251	100.00

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	108	$45,190,454	8.97
10.001 - 11.000	972	$407,278,391	80.88
11.001 - 12.000	132	$45,725,715	9.08
12.001 - 13.000	14	$4,485,052	0.89
13.001 - 14.000	2	$905,639	0.18
	1228	$503,585,251	100.00

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	29	$10,356,571	2.06
5.000	1199	$493,228,680	97.94
	1228	$503,585,251	100.00

Aggregate Collateral

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	1227	$503,055,594	99.89
2.250	1	$529,658	0.11
	1228	$503,585,251	100.00

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	1201	$497,296,420	98.75
3.001 - 4.000	27	$6,288,831	1.25
	1228	$503,585,251	100.00

Loan Group I (5/1 Hybrid LIBOR Jumbo)

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,084	
Total Outstanding Balance		$442,601,663	
Average Loan Balance		$408,304	$59,959 to $1,944,147
WA Mortgage Rate		5.461%	4.125% to 7.500%
Net WAC		5.179%	3.846% to 7.241%
ARM Characteristics			
WA Gross Margin		2.288%	2.250% to 3.625%
WA Months to First Roll		58	53 to 59
WA First Periodic Cap		4.933%	2.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.250%
WA Lifetime Cap		10.486%	9.125% to 13.250%
WA Lifetime Floor		2.288%	2.250% to 3.625%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		358	178 to 359
WA Age (months)		2	1 to 7
WA LTV		69.38%	14.00% to 95.00%
WA FICO		731	
WA DTI%		30.26%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.84%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	99.16%	
	UNK	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	60.11%	SFR	61.87%	FULL	68.26%	RNC	57.37%	OO	93.14%	0	99.16%
CO	4.69%	PUD	26.73%	Unknown	19.91%	PUR	28.03%	2H	5.96%	60	0.84%
IL	4.01%	CND	9.93%	REDUCE	9.86%	RCO	14.61%	INV	0.89%		
AZ	3.15%	2-4U	1.11%	STREAM	0.83%						
VA	3.14%	CNDP	0.35%	NO RATI	0.61%						

Loan Group I (5/1 Hybrid LIBOR Jumbo)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 LIB12M	1084	$442,601,663	100.00
	1084	$442,601,663	100.00

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	10	$851,371	0.19
$ 100,000.01 to $ 150,000	48	$6,285,415	1.42
$ 150,000.01 to $ 200,000	56	$9,692,269	2.19
$ 200,000.01 to $ 250,000	43	$9,592,453	2.17
$ 250,000.01 to $ 300,000	55	$15,275,705	3.45
$ 300,000.01 to $ 350,000	157	$51,799,102	11.70
$ 350,000.01 to $ 400,000	200	$75,591,750	17.08
$ 400,000.01 to $ 450,000	159	$67,382,399	15.22
$ 450,000.01 to $ 500,000	113	$53,971,220	12.19
$ 500,000.01 to $ 550,000	76	$39,784,580	8.99
$ 550,000.01 to $ 600,000	57	$32,928,102	7.44
$ 600,000.01 to $ 650,000	67	$42,540,732	9.61
$ 650,000.01 to $ 700,000	5	$3,352,444	0.76
$ 700,000.01 to $ 750,000	8	$5,832,430	1.32
$ 750,000.01 to $1,000,000	28	$24,715,877	5.58
$1,000,000.01 to $1,500,000	1	$1,061,665	0.24
$1,500,000.01 to $2,000,000	1	$1,944,147	0.44
	1084	$442,601,663	100.00

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.125	1	$417,319	0.09
4.250	2	$796,785	0.18
4.500	3	$977,524	0.22
4.625	2	$704,877	0.16
4.750	13	$5,598,390	1.26
4.875	28	$11,418,310	2.58
5.000	58	$24,635,213	5.57
5.125	78	$31,289,248	7.07
5.250	181	$78,274,525	17.69
5.375	207	$83,245,566	18.81
5.500	168	$72,005,213	16.27
5.625	90	$38,316,079	8.66
5.750	73	$30,285,141	6.84
5.875	72	$28,008,936	6.33
6.000	41	$17,096,561	3.86
6.125	7	$2,460,011	0.56
6.250	12	$3,864,186	0.87

Loan Group I (5/1 Hybrid LIBOR Jumbo)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6.375	6	$1,561,469	0.35
6.500	16	$5,123,586	1.16
6.625	10	$2,672,888	0.60
6.750	3	$545,103	0.12
6.875	4	$738,498	0.17
7.000	4	$767,550	0.17
7.250	4	$1,637,254	0.37
7.500	1	$161,430	0.04
	1084	$442,601,663	100.00

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
121 - 180	1	$436,802	0.10
181 - 240	1	$320,272	0.07
301 - 360	1082	$441,844,589	99.83
	1084	$442,601,663	100.00

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	111	$46,647,782	10.54
50.01 - 55.00	44	$19,859,502	4.49
55.01 - 60.00	72	$30,591,605	6.91
60.01 - 65.00	72	$34,419,212	7.78
65.01 - 70.00	138	$61,438,199	13.88
70.01 - 75.00	145	$60,049,492	13.57
75.01 - 80.00	422	$169,904,714	38.39
80.01 - 85.00	5	$1,570,647	0.35
85.01 - 90.00	28	$7,449,076	1.68
90.01 - 95.00	47	$10,671,436	2.41
	1084	$442,601,663	100.00

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	2	$609,879	0.14
AZ	36	$13,945,725	3.15
CA	608	$266,028,726	60.11
CO	55	$20,748,435	4.69
CT	7	$2,535,214	0.57
DE	1	$149,655	0.03
DC	9	$3,963,030	0.90

Loan Group I (5/1 Hybrid LIBOR Jumbo)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FL	22	$5,993,226	1.35
GA	22	$7,541,112	1.70
HI	6	$2,660,459	0.60
IL	44	$17,754,254	4.01
IN	3	$1,001,701	0.23
IA	2	$520,869	0.12
KS	5	$1,234,148	0.28
ME	2	$543,169	0.12
MD	33	$13,571,441	3.07
MA	15	$5,879,530	1.33
MI	16	$6,174,958	1.40
MN	6	$2,303,185	0.52
MO	6	$2,763,508	0.62
MT	1	$403,194	0.09
NV	18	$5,314,303	1.20
NH	1	$498,877	0.11
NJ	6	$2,543,791	0.57
NM	1	$444,000	0.10
NY	5	$1,692,291	0.38
NC	12	$3,948,116	0.89
OH	22	$9,006,139	2.03
OK	1	$332,241	0.08
OR	6	$1,290,517	0.29
PA	2	$459,440	0.10
SC	5	$1,854,378	0.42
TN	1	$330,203	0.07
TX	34	$12,899,510	2.91
UT	8	$2,304,942	0.52
VT	3	$1,547,234	0.35
VA	33	$13,899,223	3.14
WA	21	$6,955,067	1.57
WI	4	$955,974	0.22
	1084	$442,601,663	100.00

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Greater than 820	1	$400,000	0.09
801 - 820	13	$5,347,881	1.21
781 - 800	83	$31,749,421	7.17
761 - 780	206	$85,204,363	19.25
741 - 760	201	$81,246,072	18.36
721 - 740	175	$71,764,296	16.21
701 - 720	175	$68,706,907	15.52
681 - 700	109	$47,838,811	10.81
661 - 680	67	$28,614,399	6.47
641 - 660	34	$13,236,964	2.99

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Loan Group I (5/1 Hybrid LIBOR Jumbo)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
621 - 640	20	$8,492,550	1.92
	1084	$442,601,663	100.00

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	651	$273,859,050	61.87
PUD	284	$118,324,726	26.73
CND	132	$43,967,276	9.93
2-4U	11	$4,916,740	1.11
CNDP	6	$1,533,870	0.35
	1084	$442,601,663	100.00

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
RNC	590	$253,899,205	57.37
PUR	328	$124,045,587	28.03
RCO	166	$64,656,871	14.61
	1084	$442,601,663	100.00

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	1001	$412,261,188	93.14
2H	71	$26,381,055	5.96
INV	12	$3,959,420	0.89
	1084	$442,601,663	100.00

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	702	$302,120,886	68.26
Uknown	250	$88,103,113	19.91
REDUCED	105	$43,651,766	9.86
STREAMLINE	9	$3,668,960	0.83
NO RATIO	9	$2,704,978	0.61
NINA	9	$2,351,961	0.53
	1084	$442,601,663	100.00

Loan Group 1 (5/1 Hybrid LIBOR Jumbo)

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	1060	$437,181,500	98.78
3.001 - 4.000	24	$5,420,163	1.22
	1084	$442,601,663	100.00

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
06/07	1	$425,112	0.10
07/07	5	$2,038,068	0.46
08/07	11	$4,761,271	1.08
09/07	20	$8,942,938	2.02
10/07	109	$44,876,883	10.14
11/07	734	$300,970,187	68.00
12/07	204	$80,587,204	18.21
	1084	$442,601,663	100.00

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
50 - 55	17	$7,224,452	1.63
56 - 61	1067	$435,377,212	98.37
	1084	$442,601,663	100.00

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	106	$44,408,772	10.03
10.001 - 11.000	889	$371,463,291	83.93
11.001 - 12.000	75	$22,119,279	5.00
12.001 - 13.000	12	$3,704,683	0.84
13.001 - 14.000	2	$905,639	0.20
	1084	$442,601,663	100.00

Loan Group I (5/1 Hybrid LIBOR Jumbo)

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	28	$9,936,637	2.25
5.000	1056	$432,665,026	97.75
	1084	$442,601,663	100.00

Loan Group I (5/1 Hybrid LIBOR Jumbo)

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	1083	$442,072,006	99.88
2.250	1	$529,658	0.12
	1084	$442,601,663	100.00

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	1060	$437,181,500	98.78
3.001 - 4.000	24	$5,420,163	1.22
	1084	$442,601,663	100.00

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

Countrywide Mortgage Pass-Through Trust 2003-HYB1

Loan Group II (7/1 Hybrid LIBOR Jumbo)

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		98	
Total Outstanding Balance		$40,033,382	
Average Loan Balance		$408,504	$9,531 to $897,062
WA Mortgage Rate		5.965%	5.000% to 7.250%
Net WAC		5.684%	4.741% to 6.616%
ARM Characteristics			
WA Gross Margin		2.331%	2.250% to 3.125%
WA Months to First Roll		81	77 to 83
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		10.965%	10.000% to 12.250%
WA Lifetime Floor		2.331%	2.250% to 3.125%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		357	353 to 359
WA Age (months)		3	1 to 7
WA LTV		68.73%	35.14% to 95.00%
WA FICO		731	
WA DTI%			
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	100.00%	
	UNK	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	56.56%	SFR	67.51%	Unknown	45.06%	RNC	49.55%	OO	94.63%	0	100%
MA	6.99%	PUD	25.48%	FULL	43.74%	PUR	32.79%	2H	5.37%		
WA	5.59%	CND	3.75%	REDUCE	8.96%	RCO	17.66%				
IL	4.35%	CNDP	1.89%	STREAM	1.22%						
TX	4.08%	2-4U	1.37%	NO RATI	1.01%						

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Loan Group II (7/1 Hybrid LIBOR Jumbo)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7/1 LIB12M	98	$40,033,382	100.00
	98	$40,033,382	100.00

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	1	$9,531	0.02
$ 50,000.01 to $ 100,000	1	$99,900	0.25
$ 100,000.01 to $ 150,000	6	$711,727	1.78
$ 150,000.01 to $ 200,000	5	$887,106	2.22
$ 250,000.01 to $ 300,000	2	$545,539	1.36
$ 300,000.01 to $ 350,000	18	$6,038,629	15.08
$ 350,000.01 to $ 400,000	19	$7,125,419	17.80
$ 400,000.01 to $ 450,000	14	$6,056,233	15.13
$ 450,000.01 to $ 500,000	8	$3,845,523	9.61
$ 500,000.01 to $ 550,000	7	$3,726,964	9.31
$ 550,000.01 to $ 600,000	4	$2,300,650	5.75
$ 600,000.01 to $ 650,000	11	$7,030,652	17.56
$ 750,000.01 to $1,000,000	2	$1,655,509	4.14
	98	$40,033,382	100.00

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	1	$131,682	0.33
5.375	2	$748,819	1.87
5.500	6	$2,857,352	7.14
5.625	11	$4,958,175	12.39
5.750	15	$5,756,566	14.38
5.875	18	$7,622,399	19.04
6.000	12	$5,282,749	13.20
6.125	7	$3,420,004	8.54
6.250	7	$2,626,064	6.56
6.375	9	$3,170,000	7.92
6.500	4	$1,341,084	3.35
6.750	2	$619,818	1.55
6.875	2	$1,008,664	2.52
7.000	1	$129,569	0.32
7.250	1	$360,435	0.90
	98	$40,033,382	100.00

Loan Group II (7/1 Hybrid LIBOR Jumbo)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	98	$40,033,382	100.00
	98	$40,033,382	100.00

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	7	$4,190,464	10.47
50.01 - 55.00	7	$3,426,369	8.56
55.01 - 60.00	6	$2,985,006	7.46
60.01 - 65.00	10	$3,511,349	8.77
65.01 - 70.00	10	$4,516,656	11.28
70.01 - 75.00	12	$5,522,278	13.79
75.01 - 80.00	37	$13,222,023	33.03
85.01 - 90.00	5	$1,661,272	4.15
90.01 - 95.00	4	$997,964	2.49
	98	$40,033,382	100.00

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	3	$1,255,960	3.14
CA	51	$22,641,735	56.56
CO	2	$758,884	1.90
CT	1	$326,432	0.82
FL	3	$811,862	2.03
IL	3	$1,740,439	4.35
KY	2	$480,278	1.20
MD	1	$183,830	0.46
MA	7	$2,796,747	6.99
MI	1	$427,980	1.07
MN	1	$111,889	0.28
NV	3	$1,042,404	2.60
NH	1	$374,045	0.93
NY	2	$1,086,787	2.71
NC	1	$106,389	0.27
OH	2	$463,682	1.16
OR	1	$580,723	1.45
SC	1	$515,935	1.29
TX	5	$1,633,758	4.08
VA	2	$454,780	1.14
WA	5	$2,238,864	5.59
	98	$40,033,382	100.00

Loan Group II (7/1 Hybrid LIBOR Jumbo)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	2	$911,540	2.28
781 - 800	6	$2,850,472	7.12
761 - 780	16	$5,702,941	14.25
741 - 760	20	$8,149,573	20.36
721 - 740	15	$6,398,446	15.98
701 - 720	18	$7,308,564	18.25
681 - 700	9	$3,619,012	9.04
661 - 680	9	$3,812,970	9.52
641 - 660	1	$379,194	0.95
621 - 640	2	$902,669	2.25
	98	$40,033,382	100.00

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	67	$27,028,304	67.51
PUD	23	$10,198,901	25.48
CND	6	$1,500,289	3.75
CNDP	1	$758,446	1.89
2-4U	1	$547,441	1.37
	98	$40,033,382	100.00

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
RNC	46	$19,835,254	49.55
PUR	37	$13,127,679	32.79
RCO	15	$7,070,449	17.66
	98	$40,033,382	100.00

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	89	$37,883,499	94.63
2H	9	$2,149,882	5.37
	98	$40,033,382	100.00

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Unknown	47	$18,040,489	45.06

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

Countrywide Mortgage Pass-Through Trust 2003-HYB1

Loan Group II (7/1 Hybrid LIBOR Jumbo)

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	42	$17,509,637	43.74
REDUCED	7	$3,588,703	8.96
STREAMLINE	1	$489,976	1.22
NO RATIO	1	$404,577	1.01
	98	$40,033,382	100.00

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	95	$39,164,714	97.83
3.001 - 4.000	3	$868,668	2.17
	98	$40,033,382	100.00

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
06/09	1	$386,913	0.97
07/09	3	$993,369	2.48
08/09	26	$11,605,035	28.99
09/09	4	$1,429,798	3.57
10/09	4	$1,632,572	4.08
11/09	29	$11,930,872	29.80
12/09	31	$12,054,823	30.11
	98	$40,033,382	100.00

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
74 - 79	30	$12,985,317	32.44
80 - 85	68	$27,048,064	67.56
	98	$40,033,382	100.00

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	1	$131,682	0.33

Loan Group II (7/1 Hybrid LIBOR Jumbo)

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	64	$27,226,061	68.01
11.001 - 12.000	32	$12,315,204	30.76
12.001 - 13.000	1	$360,435	0.90
	98	$40,033,382	100.00

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	98	$40,033,382	100.00
	98	$40,033,382	100.00

Loan Group II (7/1 Hybrid LIBOR Jumbo)

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	98	$40,033,382	100.00
	98	$40,033,382	100.00

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	95	$39,164,714	97.83
3.001 - 4.000	3	$868,668	2.17
	98	$40,033,382	100.00

Loan Group III (10/1 Hybrid LIBOR Jumbo)

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		46	
Total Outstanding Balance		$20,950,206	
Average Loan Balance		$455,439	$89,341 to $999,999
WA Mortgage Rate		6.080%	5.000% to 6.875%
Net WAC		5.821%	4.741% to 6.616%
ARM Characteristics			
WA Gross Margin		2.395%	2.250% to 2.750%
WA Months to First Roll		116	107 to 118
WA First Periodic Cap		4.940%	2.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		11.100%	10.000% to 12.750%
WA Lifetime Floor		2.395%	2.250% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		356	347 to 358
WA Age (months)		4	2 to 13
WA LTV		66.74%	16.45% to 89.99%
WA FICO		728	
WA DTI%			
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	100.00%	
	UNK	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	42.44%	SFR	57.39%	FULL	62.90%	RNC	53.89%	OO	94.78%	0	100%
VA	10.57%	PUD	35.78%	Uknown	28.84%	PUR	33.92%	2H	5.22%		
TX	7.21%	CND	6.83%	REDUCE	6.90%	RCO	12.19%				
IL	6.37%			STREAM	1.36%						
NJ	5.56%										

Loan Group III (10/1 Hybrid LIBOR Jumbo)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10/1 CMT1Y	9	$4,195,567	20.03
10/1 LIB12M	37	$16,754,639	79.97
	46	$20,950,206	100.00

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	1	$89,341	0.43
$ 150,000.01 to $ 200,000	1	$193,000	0.92
$ 250,000.01 to $ 300,000	5	$1,382,383	6.60
$ 300,000.01 to $ 350,000	3	$942,665	4.50
$ 350,000.01 to $ 400,000	9	$3,373,286	16.10
$ 400,000.01 to $ 450,000	5	$2,076,274	9.91
$ 450,000.01 to $ 500,000	3	$1,441,730	6.88
$ 500,000.01 to $ 550,000	6	$3,184,889	15.20
$ 550,000.01 to $ 600,000	7	$4,098,074	19.56
$ 600,000.01 to $ 650,000	4	$2,518,564	12.02
$ 650,000.01 to $ 700,000	1	$650,000	3.10
$ 750,000.01 to $1,000,000	1	$999,999	4.77
	46	$20,950,206	100.00

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	1	$650,000	3.10
5.125	1	$193,000	0.92
5.500	1	$487,000	2.32
5.625	1	$511,920	2.44
5.750	7	$3,185,861	15.21
5.875	5	$1,784,239	8.52
6.000	4	$2,427,019	11.58
6.125	10	$4,273,017	20.40
6.250	5	$1,887,742	9.01
6.375	3	$1,738,044	8.30
6.500	4	$1,819,505	8.68
6.625	2	$1,249,662	5.96
6.750	1	$419,934	2.00
6.875	1	$323,262	1.54
	46	$20,950,206	100.00

Loan Group III (10/1 Hybrid LIBOR Jumbo)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	46	$20,950,206	100.00
	46	$20,950,206	100.00

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	5	$2,558,103	12.21
50.01 - 55.00	2	$1,249,999	5.97
55.01 - 60.00	4	$1,494,898	7.14
60.01 - 65.00	2	$1,097,286	5.24
65.01 - 70.00	8	$4,081,638	19.48
70.01 - 75.00	9	$4,238,492	20.23
75.01 - 80.00	15	$6,140,448	29.31
85.01 - 90.00	1	$89,341	0.43
	46	$20,950,206	100.00

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	1	$600,000	2.86
CA	18	$8,890,882	42.44
CO	2	$917,971	4.38
FL	3	$1,098,850	5.25
HI	1	$599,664	2.86
IL	3	$1,334,312	6.37
KY	1	$457,244	2.18
MD	1	$448,000	2.14
MT	1	$284,158	1.36
NJ	3	$1,165,000	5.56
NC	2	$602,171	2.87
OH	1	$526,429	2.51
TX	3	$1,511,147	7.21
VA	5	$2,215,420	10.57
WA	1	$298,957	1.43
	46	$20,950,206	100.00

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	8	$3,097,510	14.79
761 - 780	11	$5,205,786	24.85
741 - 760	3	$1,471,910	7.03
721 - 740	6	$2,711,139	12.94

Loan Group III (10/1 Hybrid LIBOR Jumbo)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
701 - 720	4	$1,218,322	5.82
681 - 700	6	$2,828,203	13.50
661 - 680	2	$1,546,394	7.38
641 - 660	4	$1,671,383	7.98
621 - 640	2	$1,199,559	5.73
	46	$20,950,206	100.00

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	28	$12,022,540	57.39
PUD	15	$7,495,962	35.78
CND	3	$1,431,705	6.83
	46	$20,950,206	100.00

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
RNC	25	$11,289,588	53.89
PUR	16	$7,106,683	33.92
RCO	5	$2,553,935	12.19
	46	$20,950,206	100.00

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	42	$19,856,968	94.78
2H	4	$1,093,238	5.22
	46	$20,950,206	100.00

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	27	$13,177,371	62.90
Unknown	15	$6,042,376	28.84
REDUCED	3	$1,446,301	6.90
STREAMLINE	1	$284,158	1.36
	46	$20,950,206	100.00

Loan Group III (10/1 Hybrid LIBOR Jumbo)

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	46	$20,950,206	100.00
	46	$20,950,206	100.00

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
12/11	1	$543,090	2.59
01/12	1	$419,934	2.00
08/12	3	$1,491,485	7.12
09/12	29	$13,600,319	64.92
10/12	11	$4,702,378	22.45
11/12	1	$193,000	0.92
	46	$20,950,206	100.00

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Greater than 85	46	$20,950,206	100.00
	46	$20,950,206	100.00

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	1	$650,000	3.10
10.001 - 11.000	19	$8,589,039	41.00
11.001 - 12.000	25	$11,291,233	53.90
12.001 - 13.000	1	$419,934	2.00
	46	$20,950,206	100.00

Loan Group III (10/1 Hybrid LIBOR Jumbo)

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	1	$419,934	2.00
5.000	45	$20,530,272	98.00
	46	$20,950,206	100.00

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	46	$20,950,206	100.00
	46	$20,950,206	100.00

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	46	$20,950,206	100.00
	46	$20,950,206	100.00

SAMPLE POOL CHARACTERISTICS
5/1,7/1, 10/1 HYBRID ARM DEAL

COLLATERAL DETAIL

Approximate Total Deal Gross WAC	5.540%
Approximate Total Deal Net WAC	5.259%
Gross/Net WAC Variance	+/- 0.10%
Approximate Segment Net Rates	5/1 ARMs - 5.205%
	7/1 ARMs - 5.597%
	10/1 ARMs - 5.721%
Servicing Fees (Including Trustee Fee)	5/1 ARMs =.282% To The Roll / .358% Thereafter
	7/1 ARMs =.281% To The Roll / .406% Thereafter
	10/1 ARMs =.259% To The Roll / .384% Thereafter
Approximate Gross Margin	LIBOR ARMs = 2.25%, Treasury ARMs = 2.75%
Gross Margin Variance	+/- 0.125%
Reset	Fixed For Either 5,7 or 10 Years / Annual Thereafter
Periodic Caps	5/1 = 5.00% Cap at The First Adjustment, 2.00% Thereafter
	7/1 = 5.00% Cap at The First Adjustment, 2.00% Thereafter
	10/1 = 5.00% Cap at The First Adjustment, 2.00% Thereafter
Lifetime Cap	5.00% Over Start Rate
WAM	357 - 360
Total Geographic Distribution	National, <= 60% California
Segment Geographic Distribution	National, <= 68% California
Weighted Average LTV	<73%
LTV >80 <=90%	<15%
LTV >90 <=95%	<5%
Maximum Loan Amount	$2,000,000
Average Balance	Approximately $425,000
Occupancy	93% Owner Occupied, 6% 2nd Homes, 1% Non-Owner
Delinquency	All Current
Approximate Property Types	85% SFR/PUD, 15% Condo/Other
Documentation Style	60% Full/Alt Doc, 15% Reduced Doc, 25% Other
Loan Purpose	20% Cash Out Refinances
Amortization Type	20% Interest Only
Approximate Credit Score	725 +/-10